Registration No. 333-233099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)           ☒

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

400 South Hope Street
Suite 500
Los Angeles, California	90071
(Address of principal executive offices)	(Zip code)

B&G FOODS, INC.

(Exact name of obligor as specified in its charter)

Delaware	13-3918742
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

B&G Foods North America, Inc.

(Exact name of obligor as specified in its charter)

Delaware	22-3640377
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

B&G Foods Snacks, Inc.

(Exact name of obligor as specified in its charter)

Delaware	46-1040154
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Back to Nature Foods Company, LLC

(Exact name of obligor as specified in its charter)

Delaware	80-0861219
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Back to Nature Foods ServCo, LLC

(Exact name of obligor as specified in its charter)

Delaware	46-3722253
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Bear Creek Country Kitchens, LLC

(Exact name of obligor as specified in its charter)

Delaware	52-2409215
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

BTN Foods ServCo Corporation

(Exact name of obligor as specified in its charter)

Delaware	46-3735680
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

BTN Holdco, Inc.

(Exact name of obligor as specified in its charter)

Delaware	80-0861359
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Clabber Girl Corporation

(Exact name of obligor as specified in its charter)

Indiana	35-2150132
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Spartan Foods of America, Inc.

(Exact name of obligor as specified in its charter)

Delaware	27-1442631
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Victoria Fine Foods, LLC

(Exact name of obligor as specified in its charter)

Delaware	27-4481075
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

William Underwood Company

(Exact name of obligor as specified in its charter)

Massachusetts	04-1919830
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Four Gatehall Drive
Parsippany, New Jersey	07054
(Address of principal executive offices)	(Zip code)

Debt Securities
and Subsidiary Guarantees of Debt Securities
(Title of the indenture securities)

1.                                      General information.  Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, DC 20219

Federal Reserve Bank	San Francisco, CA 94105

Federal Deposit Insurance Corporation	Washington, DC 20429

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

2.                                      Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.                               List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.                                      A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.                                      A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                      A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.                                      A copy of the existing by-laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-229762).

6.                                      The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.                                      A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, and State of California, on the 21st day of August, 2019.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Karen Yu
	Name:	Karen Yu
	Title:	Vice President